Exhibit 99.2

April 6, 2024

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited,

(NSE: WIPRO)

The Market Operations,

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press Release

Please find attached herewith copy of the Press Release which is being released today.

Thanking you,

For Wipro Limited

M Sanaulla Khan
Company Secretary

Wipro Appoints Srini Pallia as CEO & Managing Director

EAST BRUNSWICK, N.J. | BENGALURU, India – April 6, 2024: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, today announced the appointment of Srini Pallia as the Chief Executive Officer and Managing Director of the Company, effective immediately. He succeeds Thierry Delaporte, who after spearheading a significant transformation at Wipro for the last four years, is stepping down to pursue passions outside the workplace.

Srini has been with Wipro for over three decades and most recently served as the CEO for Americas 1, Wipro’s biggest and fastest growing strategic market. In this role, he oversaw diverse industry sectors, established their vision, and implemented growth strategies, resulting in increased market shares within these sectors. Srini is a member of the Wipro Executive Board.

“Srini is an ideal leader to lead Wipro at this pivotal moment for our company and industry. Over the past four years, Wipro has undergone a major transformation under the most challenging external conditions. Srini has been an integral part of this journey. His client-centric approach, growth mindset, strong execution focus, and his commitment to Wipro’s values, make him the perfect fit as we enter the next chapter of growth and profitability,” said Rishad Premji, Chairman, Wipro Ltd.

“I’d like to express my gratitude to Thierry for his leadership at Wipro. The changes he implemented have better positioned us for the future. We have optimized our structure, enhanced our leadership, prioritized partnerships, and improved our overall efficiency. This provides a strong foundation for Srini to effectively build upon.”

“Thierry will continue until the end of May, working closely with Srini and me to ensure a smooth transition,” added Rishad Premji.

Srini joined Wipro in 1992 and has held many leadership positions, including President of Wipro’s Consumer Business Unit and Global head of Business Application Services. Srini brings to the CEO role extensive institutional and industry knowledge, as well as a strong track record of leadership through some of the most significant technological shifts the industry has seen.

Commenting on his appointment, Srini Pallia said, “Wipro is one of those rare companies that combines profit with purpose, and I am truly honored to have been chosen to lead this iconic institution. I am excited to build on the strong foundation established by Thierry and lead Wipro on its next growth trajectory. I have built my entire career at Wipro, and I have a deep appreciation of our 78-year history and our incredible team of more than 240,000 associates.

We have the right strategy, and tremendous people and capabilities throughout the organization, and I am excited about the opportunities for future growth.”

Thierry Delaporte said, “I’m grateful to Rishad and the Board for the opportunity to lead Wipro through a period of significant transformation. I am proud of the solid foundation we have laid for Wipro’s future success. In the four years we have worked together, Srini has built a successful business in our largest market of Americas 1 and has become an important strategic partner to our clients. As I pass the torch to Srini, I’m confident he’ll continue our journey, steering us to greater heights.”

Srini holds a bachelor’s degree in engineering, and a master’s in management studies from Indian Institute of Science, Bangalore. He graduated from Harvard Business School’s Leading Global Businesses executive program, and the Advanced Leadership Program at McGill Executive Institute.

Srini will be based in New Jersey and report to Chairman Rishad Premji.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With over 240,000 employees and business partners across 65 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com.

Wipro Media Contact:

Sanuber Grohe

sanuber.grohe@wipro.com

Subra Muthukrishnan

subra.m@wipro.com

Wipro Forward-looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations, and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.